Exhibit 10.14 **Confidential Treatment Requested

CREDIT AGREEMENT

THIS AGREEMENT is entered into as of June 30, 2003 by and between E-LOAN, INC., a Delaware corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

Borrower has requested that Bank extend or continue credit to Borrower as described below, and Bank has agreed to provide such credit to Borrower on the terms and conditions contained herein.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree as follows:

ARTICLE I
CREDIT TERMS

SECTION 1.1.   LINE OF CREDIT.

(a)   Line of Credit. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to but excluding June 30, 2004, not to exceed at any time the aggregate principal amount of Five Million Dollars ($5,000,000.00) ("Line of Credit"), the proceeds of which shall be used to finance Borrower's working capital requirements and for general corporate purposes. Borrower's obligation to repay advances under the Line of Credit shall be evidenced by a promissory note substantially in the form of Exhibit A attached hereto ("Line of Credit Note"), all terms of which are incorporated herein by this reference. For purposes of determining the amount of credit available hereunder, Borrower's corporate credit card program with Bank, currently in a maximum amount of $100,000.00, shall, up to the maximum credit limit thereof (the "Credit Card Limit"), be reserved under the Line of Credit and shall not be available for borrowing thereunder.

(b)   Letter of Credit Subfeature. As a subfeature under the Line of Credit, Bank agrees from time to time during the term hereof to issue or cause an affiliate to issue standby letters of credit for the account of Borrower (each, a "Letter of Credit" and collectively, "Letters of Credit"); provided however, that the aggregate undrawn amount of all outstanding Letters of Credit shall not at any time exceed Five Million Dollars ($5,000,000.00) less the Credit Card Limit. Borrower hereby requests that the outstanding letter of credit, which is described on Schedule 1.1(b) hereto (the "Existing Letter of Credit"), be deemed for all purposes to be a Letter of Credit issued hereunder; provided, however, that nothing in this Section 2.3(b) shall extend the expiry date of the Existing Letter of Credit or waive or reduce any fees owing upon any renewal thereof. The form and substance of each Letter of Credit shall be subject to approval by Bank, in its reasonable discretion. Other than Letters of Credit that have be renewed in accordance with their terms for periods not to exceed one year, no Letter of Credit shall have an expiration date more than three hundred sixty-five (365) days beyond the maturity date of the Line of Credit. The undrawn amount of all Letters of Credit shall be reserved under the Line of Credit and shall not be available for borrowings thereunder. Each Letter of Credit shall be subject to the additional terms and conditions of the Bank's then standard form of letter of credit agreements, applications and any related documents required by Bank in connection with the issuance thereof. Each draft paid under a Letter of Credit, if not reimbursed by

Borrower on the honor date thereof, shall be deemed an advance under the Line of Credit and shall be repaid by Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided however, that if advances under the Line of Credit are not available, for any reason, at the time any draft is paid, then Borrower shall immediately pay to Bank the full amount of such draft, together with interest thereon from the date such draft is paid to the date such amount is fully repaid by Borrower, at the rate of interest that would have been applicable to advances under the Line of Credit if the Line of Credit were available. In such event Borrower agrees that Bank, in its sole discretion, may debit any account maintained by Borrower with Bank for the amount of any such draft. Upon execution of this Agreement Bank shall release to Borrower the $750,000 certificate of deposit currently held by Bank in connection with Borrower's lease.

(c)   Borrowing and Repayment. Borrower may from time to time during the term of the Line of Credit borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions contained herein or in the Line of Credit Note; provided however, that the total outstanding borrowings under the Line of Credit shall not at any time exceed the maximum principal amount available thereunder, as set forth above.

SECTION 1.2.   INTEREST/FEES.

(a)   Interest. The outstanding principal balance of the Line of Credit shall bear interest at the rate of interest set forth in the Line of Credit Note. The Credit Card Limit and the aggregate undrawn amount of all outstanding Letters of Credit shall not be included in the outstanding principal balance of the Line of Credit, but shall be included in determining the amount of credit available under the Line of Credit.

(b)   Computation and Payment. Interest shall be computed on the basis of a 360-day year, actual days elapsed. Interest shall be due and payable by Borrower monthly in arrears on the last day of each month, unless such day is not a Business Day (as defined in the Line of Credit Note) in which case such shall be payable on the next succeeding Business Day. When interest is determined in relation to the Prime Rate (as defined in the Line of Credit Note), each change in the rate of interest shall become effective on the date each Prime Rate change is announced within Bank.

(c)   Unused Commitment Fee. Borrower shall pay to Bank a fee equal to one-quarter percent (0.25%) per annum (computed on the basis of a 360-day year, actual days elapsed) on the average daily unused amount in any fiscal quarter of the Line of Credit (including the undrawn amount of issued Letters of Credit reserved under the Line of Credit), which fee shall be calculated by Bank on a 360-day year, actual days elapsed and shall be due and payable by Borrower quarterly in arrears on the last day of each fiscal quarter, unless such day is not a Business Day (as defined in the Line of Credit Note) in which case such fee shall be payable on the next succeeding Business Day; provided, however, that no Unused Commitment Fee shall be charged if the average daily unused amount of the Line of Credit (including the undrawn amount of issued Letters of Credit reserved under the Line of Credit) during such fiscal quarter is $2,5000,000 or less. Notwithstanding the foregoing, Borrower may terminate this Line of Credit at any time without penalty (except as provided in Section 3(d) of the Line of Credit Note) by paying all outstanding advances and providing Bank with at least the (10) days prior written notice of termination of this Agreement.

(d)   Letter of Credit Fees. Borrower shall pay to Bank (i) fees upon the issuance of each Letter of Credit (other than the Existing Letter of Credit) equal to two percent (2.00%) per annum (computed on the basis of a 360-day year, actual days elapsed) of the face amount thereof, and (ii) fees upon the payment or negotiation of each draft under any Letter of Credit and fees upon the occurrence of any other activity with respect to any Letter of Credit (including without limitation, the transfer, amendment or cancellation of any Letter of Credit) determined in accordance with Bank's standard fees and charges then in effect for such activity.

(e)   Closing Fee. Borrower shall pay to Bank a fee (the "Closing Fee") in the amount of $5,000.00, which shall be nonrefundable, fully earned and due and payable on the Closing Date.

SECTION 1.3.   COLLATERAL.

(a)   Grant. As security for all Indebtedness and other obligations of Borrower to Bank subject hereto, Borrower hereby grants to Bank security interests of first priority in all of Borrower's deposit accounts and securities accounts held at any time with Bank or any of Bank's affiliates (other than the Excluded Wells Fargo Accounts defined below, collectively, the "Wells Fargo Accounts"), including Borrower's Wells Capital Management account, number [**] (the "Securities Account"), and all funds and other financial assets held therein from time to time. Notwithstanding the foregoing, but without limiting any statutory liens or rights of set-off or any other rights reserved or provided to Bank or any affiliate of Bank with respect to any Excluded Wells Fargo Account under any control agreement or other agreement executed by Bank or such affiliate with any third party creditor of Borrower, Borrower's grant does not include any of the property or specific accounts subject to security interests granted to any creditor of Borrower and listed on Schedule 1.3(a) hereto (the "Excluded Wells Fargo Accounts"), or any funds or financial assets held therein from time to time (other than amounts in excess of what is owing from time to time by Borrower to any such third party creditor).

(b)   Execution of Documents; Costs and Expenses. All of the foregoing shall be evidenced by and subject to the terms of such security agreements, financing statements and other documents as Bank shall reasonably require, all in form and substance satisfactory to Bank.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Borrower makes the following representations and warranties to Bank, which representations and warranties shall survive the execution of this Agreement and shall continue in full force and effect until the full and final payment, and satisfaction and discharge, of all obligations of Borrower to Bank subject to this Agreement.

SECTION 2.1.   LEGAL STATUS. Borrower is a corporation, duly organized and existing and in good standing under the laws of the State of Delaware, and is qualified or licensed to do business (and is in good standing as a foreign corporation, if applicable) in all jurisdictions in which such qualification or licensing is necessary or desirable if the failure to so qualify or to be so licensed could have a material adverse effect on Borrower.

SECTION 2.2.   AUTHORIZATION AND VALIDITY. This Agreement and each promissory note, contract, instrument and other document required hereby or at any time hereafter delivered to Bank in connection herewith (collectively, the "Loan Documents") have been duly authorized, and upon their execution and delivery in accordance with the provisions hereof will constitute legal, valid and binding agreements and obligations of Borrower, enforceable in accordance with their respective terms.

SECTION 2.3.   NO VIOLATION. The execution, delivery and performance by Borrower of each of the Loan Documents do not violate any provision of any law or regulation, or contravene any provision of the Articles of Incorporation or By-Laws of Borrower, or result in any breach of or default under any contract, obligation, indenture or other instrument to which Borrower is a party or by which Borrower may be bound.

SECTION 2.4.   LITIGATION. There are no pending, or to the best of Borrower's knowledge threatened, actions, claims, investigations, suits or proceedings by or before any governmental authority, arbitrator, court or administrative agency which could have a material adverse effect on the condition (financial or otherwise), business, assets or operations of Borrower. All pending or threatened litigation existing as of the date hereof for which Borrower is required pursuant to Section 4.8 to give notice to Bank is described on Schedule 2.4 hereof.

SECTION 2.5.   CORRECTNESS OF FINANCIAL STATEMENTS; LIENS.

(a)   Each of the financial statements of Borrower dated December 31, 2002 for the fiscal year ending on such date, and dated March 31, 2003 for the fiscal quarter ending on such date, true copies of which have been delivered by Borrower to Bank prior to the date hereof, (i) is complete and correct and presents fairly the financial condition of Borrower, (ii) discloses all liabilities of Borrower that are required to be reflected or reserved against under generally accepted accounting principles, whether liquidated or unliquidated, fixed or contingent, and (iii) has been prepared in accordance with generally accepted accounting principles consistently applied. Since the date of such financial statement there has been no material adverse change in the financial condition of Borrower. Borrower, and each of its consolidated Subsidiaries, has good and marketable title to each of the assets and properties reflected on such financial statements (other than any such assets or properties disposed of in a transaction not prohibited by any of the provisions of Article V or any other Loan Document after the date of such financial statement), subject to no liens or encumbrances other than Permitted Liens (as defined below).

(b)   Since the date of the financial statement referred to in clause (a), Borrower has not mortgaged, pledged, granted a security interest in or otherwise encumbered any of its assets or properties except as follows (collectively, "Permitted Liens"): (i) liens in favor of Bank or as otherwise permitted by Bank in writing, including liens on the Excluded Wells Fargo Accounts and funds and other financial assets held therein granted by Borrower in favor of any other secured creditor of Borrower;; (ii) liens existing on the date of this Agreement and listed on Schedule 2.5; (iii) liens for taxes, assessments, levies or other governmental charges not yet delinquent or being contested in good faith and by appropriate proceedings for which adequate reserves are being maintained; (iv) carriers', warehousemen's, materialmen's and mechanics' and other similar liens imposed by law arising in the ordinary course of business which are not delinquent or which are being contested in good faith and by appropriate proceedings for which adequate reserves are being maintained; (v) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, employment insurance and other types of social security legislation and other liens to secure the performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) incurred in the ordinary course of business, whether pursuant to statutory requirements, common law or consensual arrangements so long as no such liens attach to any of the Collateral if any obligation secured thereby is delinquent and so long as no foreclosure, sale or similar proceedings have been commenced with respect to any such lien; (vi) liens (including in respect of capital lease obligations) upon any property acquired or held by Borrower to secure the purchase price of such property or Indebtedness incurred solely for the purpose of financing the acquisition of such property, so long as (A) such lien extends only to the property acquired or financed and proceeds (including insurance proceeds) thereof (B) such lien attaches to such property concurrently with or within ninety (90) days after the acquisition thereof, and (C) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such property (vii) nonexclusive licenses and sublicenses granted to others in the ordinary course of business that do not interfere in any material respect with the conduct of Borrower's business or result in any material diminution in the value of any Collateral; (viii) liens securing judgments, decrees or attachments in circumstances not constituting an Event of Default, but excluding any lien in respect of any such judgment, decree or attachment that remains undischarged for a period of more than thirty (30) days during which execution is not stayed; (ix) liens in favor of customs and review authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods; and (x) in the case of clauses (ii), (vi) and (vii) above, any renewals, extensions or replacements thereof, provided that the property covered thereby is not increased or expanded and any renewal, extension or replacement of the obligations secured or benefited thereby is permitted by Section 5.2 and does not increase the amount secured thereby.

No liens or encumbrances, including any Permitted Liens other than in favor of Bank, encumber any of the Wells Fargo Accounts, including the Securities Account, or any of the funds or other financial assets held therein or the proceeds thereof.

SECTION 2.6.   INCOME TAX RETURNS. Borrower has no knowledge of any pending assessments or adjustments of its income tax payable with respect to any year.

SECTION 2.7.   NO SUBORDINATION. There is no agreement, indenture, contract or instrument to which Borrower is a party or by which Borrower may be bound that requires the subordination in right of payment of any of Borrower's obligations subject to this Agreement to any other obligation of Borrower.

SECTION 2.8.   PERMITS, FRANCHISES. Borrower possesses, and will hereafter possess, all permits, consents, approvals, franchises and licenses required and rights to all trademarks, trade names, patents, and fictitious names, if any, necessary to enable it to conduct the business in which it is now engaged without material infringement of the rights of any other person or entity ("Person") and in compliance with applicable law except to the extent such failure to possess, or compliance with applicable item would not have a material adverse effect of the condition (financial or otherwise), business, assets or operations of Borrower.

SECTION 2.9.   ERISA. Borrower is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time ("ERISA"); Borrower has not violated any provision of any defined employee pension benefit plan (as defined in ERISA) maintained or contributed to by Borrower (each, a "Plan"); no Reportable Event as defined in ERISA has occurred and is continuing with respect to any Plan initiated by Borrower; Borrower has met its minimum funding requirements under ERISA with respect to each Plan; and each Plan will be able to fulfill its benefit obligations as they come due in accordance with the Plan documents and under generally accepted accounting principles.

SECTION 2.10. OTHER OBLIGATIONS. Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation. Borrower is not obligated in respect of any Indebtedness, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, other than (a) the Indebtedness and obligations Borrower under this Agreement and the other Loan Documents, and (b) Indebtedness not prohibited by any provision of Article V of this Agreement.

SECTION 2.11. ENVIRONMENTAL MATTERS. Except as disclosed by Borrower to Bank in writing prior to the date hereof, Borrower is in compliance with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of Borrower's operations and/or properties, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Toxic Substances Control Act, as any of the same may be amended, modified or supplemented from time to time, except to the extent that any failure so to be in compliance has not had and could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets or operations of the Borrower. None of the operations of Borrower is the subject of any federal or state investigation evaluating whether any remedial action involving a material expenditure is needed to respond to a release of any toxic or hazardous waste or substance into the environment. To the best of Borrower's knowledge, Borrower has no material contingent liability in connection with any release of any toxic or hazardous waste or substance into the environment.

SECTION 2.12. SUBSIDIARIES AND OTHER INVESTMENTS. Borrower owns no stock or equity interest in any Person (directly or indirectly), and holds no debt obligation of any Person, other than (a) accounts receivable arising in the ordinary course of business; (b) stock and equity interests listed in Schedule 2.12 in any corporation, association, limited liability company or other business entity of which Borrower owns directly or indirectly more than fifty percent (50%) of the voting securities thereof or in which Borrower otherwise owns a controlling interest (each a "Subsidiary") and other Persons and, if acquired after the date hereof, otherwise advised to Bank in writing to the extent required under the provisions hereof, in each case, identifying whether such Subsidiary is wholly owned or, if not, the percentage of the outstanding equity of such Subsidiary owned by Borrower (directly or indirectly); and (c) other Investments not prohibited hereunder. As of the date hereof, Schedule 2.12 correctly identifies the jurisdiction of organization or other registration and the address of the chief executive office of Borrower and of each Subsidiary.

SECTION 2.13. SOLVENCY. Each of Borrower and Borrower and its consolidated Subsidiaries is solvent.


ARTICLE III
CONDITIONS


SECTION 3.1. CONDITIONS OF INITIAL EXTENSION OF CREDIT. The obligation of Bank to make the initial extension of credit contemplated by this Agreement is subject to the fulfillment to Bank's satisfaction of all of the following conditions:

(a) Approval of Bank Counsel. All legal matters incidental to the extension of credit by Bank shall be satisfactory to Bank's counsel.

(b) Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed:

(i) This Agreement and each promissory note or other instrument required hereby;
(ii) Security Agreement: Securities Account;
(iii) Securities Account Control Agreement-WF Affiliate Intermediary;
(iv) Corporate Resolution: Borrowing; Pledge of Assets;

(v)   Certificate of Incumbency;

(vi)   prior to the issuance by Bank of any Letter of Credit, Borrower shall deliver to Bank a duly executed letter of credit agreement and such related documents as Bank shall reasonably require; and

(vii)   such other documents as Bank may require under any other Section of this Agreement.

(c)   <u>Insurance</u>. Borrower shall have delivered to Bank evidence of insurance coverage on all Borrower's property, in such form, substance, amounts, and covering such risks and issued by such companies as are customary in lines of business similar to that of Borrower.

(d)   <u>Fees and Expenses</u>. Borrower shall have paid or reimbursed to Bank all fees and expenses due on the Closing Date, including the Closing Fee required pursuant to Section 1.2(e) and all amounts then due under Section 7.3.

SECTION 3.2.   CONDITIONS OF EACH EXTENSION OF CREDIT. The obligation of Bank to make each extension of credit requested by Borrower hereunder (including the initial extension) shall be subject to the fulfillment to Bank's satisfaction of each of the following conditions:

(a)   <u>Compliance</u>. The representations and warranties contained herein and in each of the other Loan Documents shall be true on and as of the date of the signing of this Agreement and on the date of each extension of credit by Bank pursuant hereto, with the same effect as though such representations and warranties had been made on and as of each such date, and on each such date, no Event of Default as defined herein, and no condition, event or act which with the giving of notice or the passage of time or both would constitute such an Event of Default, shall have occurred and be continuing or shall exist.

(b)   <u>Documentation</u>. Bank shall have received all additional documents which may be required in connection with such extension of credit.

(c)   <u>Financial Condition</u>. There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower, nor any material decline, as reasonably determined by Bank, in the market value of any material portion of the collateral required hereunder or a substantial or material portion of the assets of Borrower. Without limiting the foregoing, Bank shall have no obligation to make any extension of credit under this Agreement, including without limitation to issue any Letter of Credit, if as of the date of such extension Borrower has not timely delivered the certification most recently due as required pursuant to Section 4.3(d) certifying compliance with Section 5.6 hereof.


ARTICLE IV
AFFIRMATIVE COVENANTS


Borrower covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower shall, unless Bank otherwise consents in writing:

SECTION 4.1.   PUNCTUAL PAYMENTS. Punctually pay all principal, interest, fees or other liabilities due under any of the Loan Documents at the times and place and in the manner specified therein.

SECTION 4.2.   ACCOUNTING RECORDS. Maintain adequate books and records in accordance with generally accepted accounting principles consistently applied, and permit any representative of Bank, at any reasonable time, to inspect, audit and examine such books and records, to make copies of the same, and to inspect the properties of Borrower.

SECTION 4.3.   FINANCIAL STATEMENTS; REPORTING. Provide to Bank all of the following, in form and detail satisfactory to Bank:

(a)   not later than 120 days after and as of the end of each fiscal year, an audited financial statement of Borrower, prepared by a certified public accountant acceptable to Bank,

(b)   not later than 30 days after and as of the end of each month, a financial statement of Borrower, prepared by Borrower, to include balance sheet and income statement;

(c)   promptly upon their becoming available, copies of all registration statements and regular periodic or special reports that Borrower may make to, or file with, the Securities and Exchange Commission or any national securities exchange, including

(i)   Form 10K, due within 120 days after and as of the of each fiscal year,

(ii)   Form 10Q, due within 45 days after and as of the of each fiscal quarter, and

(iii)   Form 8K, as and when filed;

(d)   not later than 20 days after and as of the end of each month, a liquidity statement of Borrower, prepared by Borrower and certified by a senior financial officer of Borrower to be true and accurate, showing in such detail as Bank may reasonably request evidence of maintenance of the Minimum Liquidity Amount and the Minimum Wells Fargo Liquidity Amount;

(e)   contemporaneously with each annual, quarterly and monthly financial statements of Borrower required hereby, a certificate of the president or chief financial officer of Borrower (i) that the financial statements delivered pursuant thereto are accurate, (ii) that there exists no Event of Default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute an Event of Default and (iii) that Borrower is in compliance with the applicable covenants set forth in Sections 5.6, 5.7 and 5.8 hereof, together with such calculations regarding such compliance therewith as Bank may reasonably request.

(f)   from time to time such other information as Bank may reasonably request.

SECTION 4.4.   COMPLIANCE. Preserve and maintain all licenses, permits, governmental approvals, rights, privileges and franchises necessary for the conduct of its business; and comply with the provisions of all documents pursuant to which Borrower is organized and/or which govern Borrower's continued existence and with the requirements of all laws, rules, regulations and orders of any governmental authority applicable to it or its business, and conduct its business affairs and discharge its business obligations, except in each case where failure to do so does not have a material adverse effect on the condition (financial or otherwise), business, assets or operations of Borrower.

SECTION 4.5.   INSURANCE. Maintain and keep in force insurance of the types and in amounts customarily carried in lines of business similar to that of Borrower, including but not limited to fire, extended coverage, public liability, flood, property damage and workers' compensation, in amounts satisfactory to Bank, and deliver to Bank from time to time at Bank's request schedules setting forth all insurance then in effect.

SECTION 4.6.   FACILITIES. Keep all material properties useful or necessary to Borrower's business in good repair and condition, normal wear and tear excepted, and from time to time make necessary repairs, renewals and replacements thereto so that such properties shall be fully and efficiently preserved and maintained.

SECTION 4.7.   TAXES AND OTHER LIABILITIES. Pay and discharge when due any and all material Indebtedness, obligations, assessments and taxes, both real or personal, including without limitation federal and state income taxes and state and local property taxes and assessments, except such (a) as it may in good faith contest or as to which a bona fide dispute may arise, and (b) for which it maintains with respect thereto adequate reserves in accordance with generally accepted accounting principles.

SECTION 4.8.   LITIGATION. Promptly give notice in writing to Bank of any litigation pending or threatened against Borrower or any subsidiary with a claim in excess of $200,000.00 or could reasonably be expected to have or result in a material adverse effect on the condition (financial or otherwise), business, assets or operations of Borrower.

SECTION 4.9.   NOTICE TO BANK. Promptly (but in no event more than five (5) days after the occurrence of each such event or matter) give written notice to Bank in reasonable detail of: (a) the occurrence of any Event of Default, or any condition, event or act which with the giving of notice or the passage of time or both would constitute an Event of Default; (b) any change in the name or the organizational structure of Borrower; (c) the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any material funding deficiency with respect to any Plan; (d) any termination or cancellation of any insurance policy which Borrower is required to maintain and not immediately replaced by insurance policies meeting the requirements of this Agreement, or any uninsured or partially uninsured loss through liability or property damage, or through fire, theft or any other cause affecting Borrower's property in excess of an aggregate of $200,000.00 or (e) any event or circumstance that could reasonably be expected to have or result in a material adverse effect on the condition (financial or otherwise), business, assets or operations of Borrower.

ARTICLE V
NEGATIVE COVENANTS

Borrower further covenants that so long as Bank remains committed to extend credit to Borrower pursuant hereto, or any liabilities (whether direct or contingent, liquidated or unliquidated) of Borrower to Bank under any of the Loan Documents remain outstanding, and until payment in full of all obligations of Borrower subject hereto, Borrower will not, without Bank's prior written consent:

SECTION 5.1.   USE OF FUNDS. Use any of the proceeds of any credit extended hereunder except for the purposes stated in Article I hereof.

SECTION 5.2.   OTHER INDEBTEDNESS. Create, incur, assume or permit to exist any Indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or

unsecured, matured or unmatured, liquidated or unliquidated, joint or several ("Indebtedness"), except (a) the liabilities of Borrower to Bank, (b) any liabilities under the facilities and in the maximum amounts as set forth in Schedule 5.2 or any replacements thereof on equivalent terms reasonably acceptable to Bank and (c) any Indebtedness secured by Permitted Liens.

SECTION 5.3. GUARANTIES. Guarantee or become liable in any way as surety, endorser (other than as endorser of negotiable instruments for deposit or collection in the ordinary course of business), accommodation endorser or otherwise for, nor pledge or hypothecate any assets of Borrower as security for, any liabilities or obligations of any other Person, except any of the foregoing (a) in favor of Bank and (b) in respect of any Indebtedness or other liability of a wholly-owned subsidiary of Borrower to the extent that, if Borrower were to be primarily obligated with respect to such guaranteed liability, Borrower would be permitted to incur such Indebtedness or other liability pursuant to Section 5.2 and for which Bank has given its prior written consent.

SECTION 5.4. MERGER, CONSOLIDATION, TRANSFER OF ASSETS. Except as Bank may otherwise consent in writing, which shall not be unreasonably withheld, (a) merge into or consolidate with any other entity, (b) make any substantial change in the nature of Borrower's business as conducted as of the date hereto, (c); acquire all or substantially all of the assets of any other entity, nor (d) sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower's assets except in the ordinary course of its business.

SECTION 5.5. PLEDGE OF ASSETS. Mortgage, pledge, grant or permit to exist a security interest in, or lien upon, (a) all or any portion of Borrower's assets now owned or hereafter acquired, except (i) Permitted Liens (including with respect to the Excluded Wells Fargo Accounts), and (ii) liens to secure Indebtedness permitted pursuant to Section 5.2 of this Agreement, and (b) any Wells Fargo Account or any funds or other financial assets held therein, except liens in favor of Bank or as otherwise permitted by Bank in writing.

SECTION 5.6 LIQUIDITY. Permit:

(a) at any time the balance of Borrower's unrestricted cash or cash equivalents less the principal amount of all advances outstanding under the Line of Credit (which excludes the Credit Card Limit and undrawn amounts of all outstanding Letters of Credit) to be less than Fifteen Million Dollars ($15,000,000) (the "Minimum Liquidity Amount"); provided, however, that in determining the Minimum Liquidity Amount, up to Two Million Five Hundred Thousand Dollars ($2,500,000) of restricted cash or cash equivalents may be included; or

(b) as at the end of any calendar month, the balance of amounts held in the Wells Fargo Accounts (including the Securities Account) to be less than $5,000,000 in the aggregate (the "Minimum Wells Fargo Liquidity Amount"); or

permit or suffer to exist any liens or encumbrances with respect to any cash or cash equivalents of Borrower other than (a) liens in favor of Bank,(b) liens attaching to up to Two Million Five Hundred Thousand Dollars ($2,500,000) of the Minimum Liquidity Amount and liens attaching to cash and cash equivalents in excess of the Minimum Liquidity Amount so long as such liens do not attached to any of the Wells Fargo Accounts or funds or other financial assets held therein

SECTION 5.7 TANGIBLE NET WORTH. Permit its Tangible Net Worth at any time to be less than Forty Million Dollars ($40,000,000). "Tangible Net Worth" means total stockholder's equity of the Company and its consolidated subsidiaries plus Indebtedness subordinated in right of payment and priority to Indebtedness for borrowed money of Borrower

(including Indebtedness owing to Bank hereunder) in writing on terms reasonably acceptable to Bank ("Subordinated Debt") minus the net book value of all assets of Borrower and its consolidated subsidiaries that would be treated as intangibles under generally accepted accounting principles.

SECTION 5.8   NET INCOME. Maintain net income (after tax, but without deduction of non-recurring non-cash expenses other than any one time charges permitted to be taken in such period as a consequence of a change in generally accepted accounting principles) of not less than $1.00, determined as of the last day of each fiscal quarter for fiscal quarter ending on such date.

SECTION 5.9   DIVIDENDS AND DISTRIBUTIONS. Declare or pay any dividend or distribution either in cash, stock or any other property on the stock of Borrower or (except to Borrower or another Subsidiary) any Subsidiary now or hereafter outstanding; nor redeem, retire, repurchase or otherwise acquire any shares of any class of the stock of Borrower or any Subsidiary (other than such as may be owned by Borrower or another Subsidiary and other than redemptions or repurchases in connection with stock options that result in the distribution or issuance of only additional shares of capital stock of Borrower), or any options, warrants or other rights to acquire any such security, now or hereafter outstanding; provided, however, that Borrower may pay dividends on its capital stock in its own capital stock and may pay cash dividends on, or redeem, retire, repurchase or otherwise acquire, its capital stock in an aggregate amount in any one fiscal year not to exceed One Million Dollars ($1,000,000).

SECTION 5.10 LOANS TO AFFILIATES. Make any loans or advances to, or otherwise acquire any Indebtedness of, or make any investments in or other capital contributions to, or transfer, distribute, sell, lease, assign or otherwise dispose of any property, assets or funds to (collectively, "Investments"), any Subsidiaries or other affiliates other than (a) Investments in Subsidiaries existing on the Closing Date, (b) Investments in any Subsidiary organized after the Closing Date an amount not to exceed $100,000 for any one such Subsidiary, so long as all such Investments in all such newly organized Subsidiaries does not exceed $500,000 the aggregate, and (c) sales at fair market value of assets to a QSPE in connection with a transaction permitted pursuant to Section 5.11.

SECTION 5.11 TRANSACTIONS WITH AFFILIATES. Enter into any transaction, including without limitation any purchase, sale, lease or exchange of property or the rendering of any service, with any of it's affiliates or Subsidiaries, unless such transaction is (a) otherwise permitted under this Agreement, (b) in the ordinary course of Borrower's business and (c) upon fair and reasonable terms no less favorable to the Borrower than it would obtain in an arm's-length transaction with a Person which was not an affiliate or Subsidiary.

SECTION 5.12 CONDUCT OF BUSINESS.

(a)   Engage, or permit any of its Subsidiaries to engage, in any business other than the respective businesses engaged in by Borrower and its Subsidiaries on the Closing Date and such other lines of business for which Bank has given its prior written consent;

(b)   operate Borrower's business, or permit any Subsidiary to operate its business, in a manner that would reasonably be expected to lead to a material adverse effect on the condition (financial or otherwise), business, assets or operations of Borrower or Borrower and its Subsidiaries on a consolidated basis; nor

(c)   change Borrower's name, or permit its state of organization to be located in any jurisdiction other than the State of Delaware, in either case without providing Bank with written notice thereof at least thirty (30) Business Days prior to any such change and promptly taking such steps as may be required in connection with any such change to maintain the perfection of any and all security interests granted to Bank.

SECTION 5.13 CAPITAL EXPENDITURES. Make any capital expenditures or other investments in fixed assets in any fiscal year in excess of an aggregate of $5,000,000.

SECTION 5.14 OPERATING LEASES. Incur any Indebtedness or other liabilities or obligations in respect of any operating lease in any fiscal year in excess of an aggregate of $5,000,000 due in such fiscal year other than Indebtedness or other liabilities or obligations arising under the operating leases set forth on Schedule 5.14.


ARTICLE VI
EVENTS OF DEFAULT


SECTION 6.1.   The occurrence of any of the following shall constitute an "Event of Default" under this Agreement:

(a)   Borrower shall fail to pay when due any principal or interest, or to pay within 10 days of the due date thereof any fees or other amounts payable under any of the Loan Documents.

(b)   Any financial statement or certificate furnished to Bank in connection with, or any representation or warranty made by or on behalf of Borrower under this Agreement or any other Loan Document shall prove to be incorrect, false or misleading in any material respect when furnished or made, or any default in the performance of or compliance with Borrower's obligations and covenants under Article 5 of this Agreement.

(c)   Any default in the performance of or compliance with any obligation, agreement or other provision contained herein or in any other Loan Document (other than those referred to in subsections (a) and (b) above), and with respect to any such default which by its nature can be cured, such default shall continue for a period of twenty (20) days from its occurrence.

(d)   Any default in the payment or performance of any obligation, or any defined event of default, under the terms of any material contract or instrument (other than any of the Loan Documents) pursuant to which Borrower has incurred any debt or other liability to any Person, including Bank.

(e)   The filing of a notice of judgment lien in excess of $200,000 against Borrower; or the recording of any abstract of judgment against Borrower in excess of $200,000 in any county in which Borrower has an interest in real property; or the service of a notice of levy and/or of a writ of attachment or execution, or other like process, against any Collateral or against any material portion of the assets of Borrower; or the entry of a judgment against Borrower that is not discharged, satisfied, vacated or stayed pending appeal within 30 days.

(f)   Borrower shall become insolvent, or shall suffer or consent to or apply for the appointment of a receiver, trustee, custodian or liquidator of itself or all or any material portion of its property, or shall generally fail to pay its debts as they become due, or shall make a general assignment for the benefit of creditors; Borrower shall file a voluntary petition in bankruptcy, or seeking reorganization, in order to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act, Title 11 of the United States

Code, as amended or recodified from time to time ("Bankruptcy Code"), or under any state or federal law granting relief to debtors, whether now or hereafter in effect; or any involuntary petition or proceeding pursuant to the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against it which continues undismissed for 60 days, or Borrower shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition; or Borrower shall be adjudicated a bankrupt, or an order for relief shall be entered against Borrower by any court of competent jurisdiction under the Bankruptcy Code or any other applicable state or federal law relating to bankruptcy, reorganization or other relief for debtors.

(g)   There shall exist or occur any event or condition which Bank in good faith believes impairs, or is substantially likely to impair, either the Collateral value of the Securities Account or the prospect of payment or performance by Borrower of its obligations under any of the Loan Documents.

(h)   The dissolution or liquidation of Borrower; or Borrower or its directors, stockholders or members, shall take action seeking to effect the dissolution or liquidation of Borrower.

(i)   Any of the credit facilities described as "Warehouse Lines" on Schedule 5.2 hereto shall have expired or been terminated without renewal or replacement, or the maximum committed amounts thereunder (including drawn and undrawn amounts) shall be reduced to an amount in the aggregate less than 50% of the aggregate committed amounts available thereunder as of the Closing Date, without the prior written consent of Bank, which shall not be unreasonably withheld.

(j)   Any qualifying special purpose entity ("QSPE") created or formed by Borrower to facilitate the securitization of real or personal property secured loans or receivables shall cease to be a qualifying special purpose entity pursuant to Financial Account Standards No. 140 (or any successor standard), or Borrower shall consolidate the assets and liabilities of the QSPE in its financial statements, or generally accepted accounting principles shall require the consolidation of the assets and liabilities of the QSPE with the assets and liabilities of Borrower on its financial statements, or Borrower shall become obligated with respect to any material portion of the liabilities of QSPE.

SECTION 6.2.   REMEDIES. Upon the occurrence of any Event of Default: (a) all Indebtedness of Borrower under each of the Loan Documents, any term thereof to the contrary notwithstanding, shall at Bank's option and without notice become immediately due and payable without presentment, demand, protest or notice of dishonor, all of which are hereby expressly waived by Borrower; (b) the obligation, if any, of Bank to extend any further credit under any of the Loan Documents shall immediately cease and terminate; and (c) Bank shall have all rights, powers and remedies available under each of the Loan Documents, or accorded by law, including without limitation the right to resort to any or all security for any credit subject hereto and to exercise any or all of the rights of a beneficiary or secured party pursuant to applicable law. All rights, powers and remedies of Bank may be exercised at any time by Bank and from time to time after the occurrence of an Event of Default, are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

<u>ARTICLE VII</u>
<u>MISCELLANEOUS</u>

SECTION 7.1.   NO WAIVER. No delay, failure or discontinuance of Bank in exercising any right, power or remedy under any of the Loan Documents shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Bank of any breach of or default under any of the Loan Documents must be in writing and shall be effective only to the extent set forth in such writing.

SECTION 7.2.   NOTICES. All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing delivered to each party at the following address:

BORROWER:	E-LOAN, INC. 5875 Arnold Road Dublin, CA 94568 Facsimile No: (925) 560-3408 Attn: Treasurer

With a copy addressed to "Attention: General Counsel" at the same address.

BANK:	WELLS FARGO BANK, NATIONAL ASSOCIATION Santa Clara Regional Commercial Banking Office 121 Park Center Plaza San Jose, CA 95113 Facsimile No: (408) 295-0639 Reference: E-Loan

or to such other address as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (a) if sent by hand delivery, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by telecopy, upon receipt.

SECTION 7.3.   COSTS, EXPENSES AND ATTORNEYS' FEES. Borrower shall pay to Bank within 10 days of written demand therefore the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with (a) the negotiation and preparation of this Agreement and the other Loan Documents, and the preparation of any amendments and waivers hereto and thereto, (b) the enforcement of Bank's rights and/or the collection of any amounts which become due to Bank under any of the Loan Documents, and (c) the prosecution or defense of any action in any way related to any of the Loan Documents, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other Person) relating to any Borrower or any other Person.

SECTION 7.4.   SUCCESSORS, ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Borrower may not assign or transfer its interest hereunder without Bank's prior written consent. Bank reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Bank's rights and benefits under each of the Loan Documents at any time that an Event of Default exists and otherwise at any time on or after 60 days notice to Borrower. In connection therewith, Bank may disclose all documents and information which Bank now has or may hereafter acquire relating to any credit subject hereto, Borrower or its business, or any collateral required hereunder, provided that such entity agrees to be subject to any confidentiality agreements applicable hereto to the same extent as Bank.

SECTION 7.5. ENTIRE AGREEMENT; AMENDMENT. This Agreement and the other Loan Documents constitute the entire agreement between Borrower and Bank with respect to each credit subject hereto and supersede all prior negotiations, communications, discussions and correspondence concerning the subject matter hereof and thereof. This Agreement may be amended or modified only in writing signed by each party hereto.

SECTION 7.6. NO THIRD PARTY BENEFICIARIES. This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their respective permitted successors and assigns, and no other Person shall be a third party beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any other of the Loan Documents to which it is not a party.

SECTION 7.7. TIME. Time is of the essence of each and every provision of this Agreement and each other of the Loan Documents.

SECTION 7.8. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

SECTION 7.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same Agreement.

SECTION 7.10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

SECTION 7.11. ARBITRATION.

(a)   Arbitration. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them (and their respective employees, officers, directors, attorneys, and other agents), whether in tort, contract or otherwise arising out of or relating to in any way (i) the loan and related Loan Documents which are the subject of this Agreement and its negotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests for additional credit.

(b)   Governing Rules. Any arbitration proceeding will (i) proceed in a location in California selected by the American Arbitration Association ("AAA"); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon, in accordance with the AAA's commercial dispute resolution procedures, unless the claim or counterclaim is at least $1,000,000.00 exclusive of claimed interest, arbitration fees and costs in which case the arbitration shall be conducted in accordance with the AAA's optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to, as applicable, as the "Rules"). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute. Nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. §91 or any similar applicable state law.

(c)   No Waiver of Provisional Remedies, Self-Help and Foreclosure. The arbitration requirement does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in sections (i), (ii) and (iii) of this paragraph.

(d)   Arbitrator Qualifications and Powers. Any arbitration proceeding in which the amount in controversy is $5,000,000.00 or less will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than $5,000,000.00. Any dispute in which the amount in controversy exceeds $5,000,000.00 shall be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations. The arbitrator will be a neutral attorney licensed in the State of California or a neutral retired judge of the state or federal judiciary of California, in either case with a minimum of ten years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator will determine whether or not an issue is arbitratable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator will decide (by documents only or with a hearing at the arbitrator's discretion) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator shall resolve all disputes in accordance with the substantive law of California and may grant any remedy or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action as the arbitrator deems necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the California Rules of Civil Procedure or other applicable law. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration if any other party contests such action for judicial relief.

(e)   Discovery. In any arbitration proceeding discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than 20 days before the hearing date and within 180 days of the filing of the dispute with the AAA. Any requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator upon a showing that the request for discovery is essential for the party's presentation and that no alternative means for obtaining information is available.

(f)   Class Proceedings and Consolidations. The resolution of any dispute arising pursuant to the terms of this Agreement shall be determined by a separate arbitration proceeding and such dispute shall not be consolidated with other disputes or included in any class proceeding.

(g)   Payment Of Arbitration Costs And Fees. The arbitrator shall award all costs and expenses of the arbitration proceeding.

(h)   Real Property Collateral; Judicial Reference. Notwithstanding anything herein to the contrary, no dispute shall be submitted to arbitration if the dispute concerns Indebtedness secured directly or indirectly, in whole or in part, by any real property unless (i) the holder of the mortgage, lien or security interest specifically elects in writing to proceed with the arbitration, or (ii) all parties to the arbitration waive any rights or benefits that might accrue to them by virtue of the single action rule statute of California, thereby agreeing that all Indebtedness and obligations of the parties, and all mortgages, liens and security interests securing such Indebtedness and obligations, shall remain fully valid and enforceable. If any such dispute is not submitted to arbitration, the dispute shall be referred to a referee in accordance with California Code of Civil Procedure Section 638 et seq., and this general reference agreement is intended to be specifically enforceable in accordance with said Section 638. A referee with the qualifications required herein for arbitrators shall be selected pursuant to the AAA's selection procedures. Judgment upon the decision rendered by a referee shall be entered in the court in which such proceeding was commenced in accordance with California Code of Civil Procedure Sections 644 and 645.

(i)   Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties shall take all action required to conclude any arbitration proceeding within 180 days of the filing of the dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business or by applicable law or regulation. If more than one agreement for arbitration by or between the parties potentially applies to a dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

E-LOAN, INC., a Delaware corporation

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/

Name: Matt Roberts

Title: CFO

By: /s/

Name: Patty Juarez

Title: Vice President

By: /s/

Name: Kendra Niedziejko

Title: Corporate Controller

INDEX OF DEFINED TERMS

Exhibits and schedules have been omitted in accordance with Item 601 of Regulation S-K, and will be provided upon request.